UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHURCHILL CAPITAL USA INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS, SUITE 1910
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JANOVER LLC
(Name – *if individual, state last, first, middle name*)

805 THIRD AVENUE, 10TH FLOOR	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVE SCHLEMMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHURCHILL CAPITAL USA INC, as of JUNE 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM H. JOSEPH
Notary Public, State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires ~~August 29, 19~~ July 28 2017

[signature]
Signature

CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCHILL
CAPITAL USA, INC.
FINANCIAL STATEMENTS

JUNE 30, 2017

CHURCHILL CAPITAL USA, INC.

CONTENTS



JANOVER LLC
Certified Public Accountants • Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Churchill Capital USA, Inc.:

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc. as of June 30, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Churchill Capital USA, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Churchill Capital USA, Inc. as of June 30, 2017, in accordance with accounting principles generally accepted in the United States of America.

Janover LLC

Garden City, New York
August 24, 2017

NEW YORK CITY 485 Madison Avenue, 9th Floor, New York, New York 10022 • Tel: 212.792.6300
LONG ISLAND 100 Quentin Roosevelt Blvd., Suite 516, Garden City, New York 11530 • Tel: 516.542.6300
JANOVER LLC • A LIMITED LIABILITY COMPANY

CHURCHILL CAPITAL USA, INC
STATEMENT OF FINANCIAL CONDITION
June 30, 2017

ASSETS

ASSETS
Cash and cash equivalents	$	864,722
Clearing firm deposit		100,602
Clearing firm receivable		389,259
Prepaid expenses		5,705
Security deposits		88,055
Property and equipment, net		25,202
TOTAL ASSETS	$	1,473,545

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Relatd party payable - Parent	$	114,164
Income tax payable		16,195
Accounts payable and accrued expenses	$	74,833
Deferred taxes liaility		11,450
TOTAL LIABILITIES		216,642

STOCKHOLDER'S EQUITY
Common stock, no par value; 200 shares		20,000
authorized; 100 shares issued and outstanding		325,000
Additional paid-in capital		911,903
Retained earnings		1,256,903
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,473,545

The accompanying notes are an integral part of these financial statements.

Note 1 - <u>Organization</u>

Churchill Capital USA, Inc. (the "Company"), a wholly owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission "SEC" in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company operates out of three offices, located in New York City, Boston, and Chicago. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - <u>Summary of Significant Accounting Policies</u>

The following summary of the Company's major accounting policies is present to assist in the interpretation of the financial statements.

<u>Basis of Presentation</u>

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Cash and cash equivalents</u>

The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

<u>Revenue Recognition</u>

The Company records securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. The revenue and expenses from such transactions would not be materially different if reported on a settlement-date basis.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years

See report of independent registered public accounting firm.

Note 2 - Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years

Income Taxes

Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") *"Accounting for Income Taxes"*. As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets are liabilities is recognized in the period of the tax change.

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2014 are no longer subject to examination by tax authorities

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See report of independent registered public accounting firm.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair value disclosures

The carrying amounts of cash and cash equivalents, clearing firm deposit, clearing firm receivable, and accounts payable approximate fair value because of the short-term nature of these investments.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No. 2015-14 that deferred the effective date until annual periods beginning after December 15, 2018. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company believe that it will not have a material impact on its financial statements.

Note 3 - Clearing Broker

The Company clears all of its trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service, Pershing receives a percentage of the gross commission on each transaction. At June 30, 2017, the Company had $100,602 on deposit with Pershing.

Note 4 - Property and Equipment

Property and equipment at June 30, 2017 is as follows:

Furniture and fixtures	$	78,753
Computer and telephone equipment		80,609
		159,362
Less: Accumulated depreciation		134,160
	$	25,202

Depreciation expense amounted to $9,610 for the year ended June 30, 2017.

See report of independent registered public accounting firm.

Note 5 - Income Taxes

The Company used an effective tax rate of 33% comprised as follows:

Statutory federal income tax rate	23%
State taxes on income, net of federal income tax benefit	1%
Local taxes on income, net of federal income tax benefit	9%
Total effective tax rate	33%

A reconciliation of income taxes provided at the total effective rate for Federal, state, and local jurisdictions is as follows for the year ended June 30, 2017:

Tax at total effective rate	$	58,797
Deferred taxes		748
Other		7,708
	$	67,253

The deferred tax liability represent the tax effects of temporary differences related to depreciation on computer equipment.

Note 6 - Related Party Transactions

The Company and its Parent company are engaged in a transfer pricing agreement under which the Company incurred a net payable of $1,035,817 during the year ended June 30, 2017, of which $114,164 remains due to the Company's Parent at June 30, 2017. Transactions related to the transfer pricing agreement are presented on a net basis in the Statement of Operations and the amount due to the Company's Parent is included in the Statement of Financial Condition.

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $1,137,602 which was $887,602 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 18.04 to 1.

See report of independent registered public accounting firm.

Note 8 - Commitments and Contingencies

The Company occupies office space in New York City. The current lease was assigned by the Parent to the Company effective August 1, 2012, with payment terms beginning October 1, 2012 to December 31, 2017. Subsequent to June 30, 2017, on August 1, 2017 the lease was extended to January 31, 2021. The Company also entered into a twelve month lease for office space in Boston, starting in February 2017 and running through January 2018. There is no commitment or contingencies for the Chicago office, as it is on a month to month basis. Rent expense for the year ended June 30, 2017 was $137,417.

Minimum lease obligations at June 30, 2017 are as follows for the years ending June 30,:

2018	$	114,128
2019		120,904
2020		120,904
2021		70,527
	$	426,463

Note 9 – Concentration of Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Beginning January 1, 2013, interest and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

CHURCHILL CAPITAL USA, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2017

Note 10 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 – Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company provided matching contributions to participants in the amount of $31,193 for the year ended June 30, 2017.

Note 12– Subsequent Events

The Company evaluated subsequent events through August 24, 2017, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.